KPMG

RECEIVED

2006 SEP 28 P 12:51

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

06017148

Acesita S.A.

SUPPL

Report on the Limited Review
Quarter ended June 30, 2006

(A translation of the original report in Portuguese as published in Brazil containing financial statements prepared in accordance with accounting practices adopted in Brazil)

dw 9/28

KPMG

KPMG Auditores Independentes
R. Paraíba, 1.122 - 13°
30130-918 - Belo Horizonte, MG - Brasil
Caixa Postal 509
30123-970 - Belo Horizonte, MG - Brasil

Central Tel 55 (31) 2128-5700
Fax 55 (31) 2128-5702
Internet www.kpmg.com.br

To
The Board of Directors and Shareholders
Acesita S.A.
Belo Horizonte - MG

1. We have conducted a special review of the quarterly information of Acesita S.A, for the quarter ended June 30, 2006, which comprises the balance sheet, the statement of income, the performance report and other relevant information, prepared in accordance with accounting practices generally accepted in Brazil and rules established by the Brazilian Securities Commission (CVM).

2. Our review was conducted in accordance with the specific rules established by the Brazilian Institute of Independent Auditors (IBRACON) and the Federal Accounting Council and consisted mainly of: (a) inquiries and discussion with the management responsible for the accounting, financial and operating departments of the Company with respect to the main criteria adopted in preparing the quarterly information and (b) a review of the information and subsequent events that had or may have a material effect on the financial situation and operations of the Company.

3. Based on our special review, we are not aware of any material changes that should be made to the aforementioned quarterly information for it to be in accordance with accounting practices adopted in Brazil and the rules established by the Brazilian Securities Commission that apply specifically to the preparation of the quarterly information.

4. The statements of cash flows and added value present supplementary information to the statements mentioned in the first paragraph and are presented to permit further analysis. This supplementary information was submitted to the same review procedures applied to the quarterly information and we are not aware of any material changes that should be made to these statements for them to be in accordance with the accounting practices adopted in Brazil and the rules established by the Brazilian Securities Commission.

5. The special review of the quarterly information for the half year and the quarter ended June 30, 2005, presented for comparison purposes, was conducted by other independent auditors, who issued an unqualified opinion on the special review, dated July 27, 2005.

August 4, 2006.

KPMG Auditores Independentes
CRC SP014428/O-6-F-MG

Marco Túlio Fernandes Ferreira
Partner
Accountant CRCMG058176/O-0

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01 – Identification

1 – CVM Code	2 – Company Name
00265-8	ACESITA S.A.

3 - CNPJ	4 – NIRE
33.390.170/0001-89	31300042707

1 – Full Address			2 - District	
Av. João Pinheiro, 580			Centro	
3 - CEP	**4 – Municipality**			**5 - State**
30130-180	Belo Horizonte			MG
6 – Dialing code	**7 - Phone**	**8 – Phone**	**9 - Phone**	**10 - Telex**
031	3235-4111	3235-4220	3235-4268	
11 – Dialing code	**12 - Fax**	**13 – Fax**	**14 - Fax**	
031	3235-4300	3235-4264	3235-4294	
15 - E-mail				
finance@acesita.com.br				

03 – Investor Relations Officer (Address for Company Correspondence)

1 – Officer Name				
Gilberto Audelino Correa				
2 – Address for Correspondence			**3 - District**	
Av. João Pinheiro, 580			Centro	
4 - CEP	**5 – Municipality**			**6 - State**
30130-180	Belo Horizonte			MG
7 – Dialing code	**8 - Phone**	**9 – Phone**	**10 - Phone**	**11 - Telex**
031	3235-4268			
12 – Dialing code	**13 - Fax**	**14 – Fax**	**15 - Fax**	
031	3273-7218			
16 – Officer's E-mail				
finance@acesita.com.br				

04 - Reference/Auditor

Financial Year in Progress		Current Quarter			Previous Quarter		
1 - Start	**2 - End**	**3 – No.**	**4 – Start**	**5 - End**	**6 – No.**	**7 - Start**	**8 - End**
01/01/2006	31/12/2006	2	01/04/2006	30/06/2006	1	01/01/2006	31/03/2006

Auditor

9 – Company Name	10 – CVM Code
KPMG Auditores Independentes	00418-9
11 – Name of Person Responsible	**12 – Taxpayer Registration Number of Person Responsible**
Marco Túlio Fernandes Ferreira	499.953.166-68

01- Identification

1 – CVM Code	2 – Company Name	3 - CNPJ
00265-8	ACESITA S.A.	33.390.170/0001-89

05 – Capital Breakdown

Number of Shares (thousand)	1 – Current Quarter 30/06/2006	2 – Previous Quarter 31/03/2006	3 – Same Quarter Previous Year 30/06/2005
Paid-in Capital			
1 – Common shares	24.900	24.900	24.900
2 – Preferred shares	49.648	49.648	49.648
3 - Total	74.548	74.548	74.548
Treasury stock			
4 – Common shares	149	149	149
5 – Preferred shares	105	105	105
6 - Total	254	254	254

06 – Company Characteristics

1 – Type of Company

Commercial, Industrial and Other Companies

2 – Current Status

Operational

3 – Nature of Ownership

National Private

4 – Activity Code

1060 – Metalwork and Steelwork

5 – Main Activity

STEELWORKS – MANUFACTURE OF SPECIAL STEEL

6 – Type of Consolidated Statement

Not Presented

6 – Type of auditors' report

Without qualifications

07 – Partners Not Included in the Consolidated Financial Statements

08 - Earnings in Cash – resolved and/or paid during and after the quarter

1 - Item	2 - Event	3 - Approval	4 - Earnings	5 – Payment start date	6 – Share Type	7 – Value of Earnings per Share (Reais thousands)
01	AGM	26/04/2006	Interest on Shareholders' Equity	31/05/2006	ON	0,3602700000
02	AGM	26/04/2006	Interest on Shareholders' Equity	31/05/2006	PN	0,3962970000
03	AGM	26/04/2006	Dividend	31/05/2006	ON	0,8148670000
04	AGM	26/04/2006	Dividend	31/05/2006	PN	0,8963530000

02- Identification

1 – CVM Code	2 – Company Name	3 - CNPJ
00265-8	ACESITA S.A.	33.390.170/0001-89

09 – Subscribed Capital and Amendments

01.10 – Investor Relations Officer

03- Identification

1 – CVM Code	2 – Company Name	3 - CNPJ
00265-8	ACESITA S.A.	33.390.170/0001-89

02 – Balance Sheet - 01 - Assets

Account Code	Account Description	30/06/2006	31/03/2006
1	Total Assets	4.199.139	4.187.806
1.01	Current Assets	1.303.569	1.272.120
1.01.01	Cash and cash equivalents	337.066	344.727
1.01.01.01	Cash and Banks	41.299	8.979
1.01.01.02	Interest earning bank deposits	295.767	335.748
1.01.02	Credits	338.793	350.546
1.01.03	Inventories	458.204	457.401
1.01.03.01	Finished Goods	123.642	116.755
1.01.03.02	Work in Progress	140.792	159.327
1.01.03.03	Raw Materials	91.319	101.154
1.01.03.04	Products held by third parties	9.273	5.485
1.01.03.05	Imports in transit	26.916	15.341
1.01.03.06	Consumption and maintenance materials	70.655	66.906
1.01.03.07	Provision for losses	(4.393)	(7.567)
1.01.04	Others	169.506	119.446
1.01.04.01	Taxes and Contributions	114.235	67.991
1.01.04.02	Expenses from Following Financial Year	13.115	13.443
1.01.04.03	Employee Accounts	7.261	4.656
1.01.04.04	Notes receivable	23.135	22.860
1.01.04.05	Asstes for sale	170	170
1.01.04.06	Others	11.230	10.326
1.02	Noncurrent Assets	470.973	480.905
1.02.01	Miscellaneous Credits	378.161	386.907
1.02.01.01	Court Deposits	142.797	132.566
1.02.01.02	Def. Income and Social Contrib. Taxes	138.578	146.962
1.02.01.03	Taxes and Contributions	53.867	54.713
1.02.01.04	Restructuring assets	12.293	12.481
1.02.01.05	Notes receivable	11.568	22.860
1.02.01.06	Others	19.058	17.325
1.02.02	Credits with Related Parties	92.812	91.581
1.02.02.01	With Associated companies	0	0
1.02.02.02	With Subsidiaries	92.812	91.581
1.02.02.03	With Other Related Parties	0	0
1.02.03	Others	0	2.417
1.02.03.01	Expenses from Following Financial Years	0	2.417
1.03	Permanent Assets	2.424.597	2.434.781
1.03.01	Investments	211.900	192.557
1.03.01.01	Interests in Associated Companies	0	0
1.03.01.02	Interest in Subsidiaries	205.621	186.046
1.03.01.03	Other investments	6.279	6.511
1.03.02	Property, Plant and Equipment	2.212.697	2.242.224
1.03.03	Deferred charges	0	0

04- Identification

1 – CVM Code	2 – Company Name	3 – CNPJ
00265-8	ACESITA S.A.	33.390.170/0001-89

02 – Balance Sheet - Liabilities

Account Code	Account Description	30/06/2006	31/03/2006
2	Total Liabilities	4.199.139	4.187.806
2.01	Current liabilities	820.973	853.297
2.01.01	Loans and financing	291.576	306.760
2.01.02	Debentures	0	0
2.01.03	Trade payables	277.005	290.501
2.01.04	Taxes and contributions	140.364	93.609
2.01.04.01	Value Added Tax on Sales and Services (ICMS) payable	4.779	3.522
2.01.04.02	Excise Tax (IPI) payable	8.085	6.982
2.01.04.03	Income tax withheld at source Payable	936	2.494
2.01.04.04	Social Contribution on Revenues (COFINS) payable	4.583	4.814
2.01.04.05	Corporate Income Tax (IRPJ) payable	62.748	10.401
2.01.04.06	Social Contribution on Net Income (CSLL) payable	22.637	28.823
2.01.04.07	Deferred IRPJ/CSLL Provision	33.376	33.344
2.01.04.08	Others	3.220	3.229
2.01.05	Dividends Payable	10.685	90.038
2.01.06	Provisions	14.503	0
2.01.06.01	Provisions for Restructuring	14.503	0
2.01.07	Debts to Related Parties	3.359	3.666
2.01.08	Others	83.481	68.723
2.01.08.01	Payroll and related charges	50.462	43.300
2.01.08.02	Others	33.019	25.423
2.02	Noncurrent Liabilities	826.253	882.570
2.02.01	Loans and financing	297.980	360.014
2.02.02	Debentures	0	0
2.02.03	Provisions	0	0
2.02.04	Debts to Related Parties	4.309	4.325
2.02.05	Others	523.964	518.231
2.02.05.01	Def. Income and Social Contrib. Taxes	347.604	355.988
2.02.05.02	Taxes and contributions in court deposit	66.628	65.802
2.02.05.03	Provision for contingencies	65.673	65.543
2.02.05.04	Others	44.059	30.898
2.03	Deferred income	0	0
2.05	Shareholders' Equity	2.551.913	2.451.939
2.05.01	Realised Capital	901.921	901.921
2.05.02	Capital Reserves	3.948	3.948
2.05.02.01	IPI Subsidy - Law 7554/86	3.948	3.948
2.05.03	Revaluation reserves	739.549	755.761
2.05.03.01	Company Assets	739.549	755.761
2.05.03.02	Subsidiaries/Associated Companies	0	0
2.05.04	Profit reserves	648.283	648.283

2.05.04.01	Legal	50.920	50.920
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Profits	0	0
2.05.04.05	Profit retention	0	0
2.05.04.06	Special For Undistributed Dividends	0	0
2.05.04.07	Other profit reserves	597.363	597.363
2.05.04.07.01	Treasury Stock	(3.937)	(3.937)
2.05.04.07.02	For Investments and Working Capital	601.300	601.300
2.05.05	Retained earnings/Accumulated losses	258.212	142.026

05- Identification

1 – CVM Code	2 – Company Name	3 – CNPJ
00265-8	ACESITA S.A.	33.390.170/0001-89

03.01 – Statement of Income

Account Code	Account Description	Value of the Current Quarter 01/04/2006 to 30/06/2006	Accrued Value of the Current Year 01/01/2006 to 30/06/2006	Value of the Same Quarter of the Prior Year 01/04/2005 to 30/06/2005	Accrued Value of the Prior Year 01/01/2005 to 30/06/2005
3.01	Gross sales and/or service revenues	978.225	1.832.963	992.139	2.092.272
3.02	Deductions from gross revenue	(185.474)	(344.280)	(179.708)	(368.361)
3.03	Net sales and/or service revenues	792.751	1.488.683	812.431	1.723.911
3.04	Cost of goods sold and/or services rendered	(545.369)	(1.046.667)	(558.699)	(1.133.002)
3.05	Gross profit	247.382	442.016	253.732	590.909
3.06	Operating income / expenses	(88.620)	(125.210)	(1.608)	(101.481)
3.06.01	Sales	(37.742)	(74.754)	(38.388)	(88.329)
3.06.01.01	Personnel expenses/labor charges	(4.969)	(10.462)	(4.719)	(11.467)
3.06.01.02	Selling expenses	(11.590)	(21.348)	(7.411)	(15.626)
3.06.01.03	Export expenses	(18.475)	(38.615)	(24.533)	(57.095)
3.06.01.04	Others	(2.708)	(4.329)	(1.725)	(4.141)
3.06.02	General and Administrative	(35.238)	(68.315)	(36.728)	(69.563)
3.06.02.01	Personnel compensation/social charges	(11.233)	(22.838)	(12.488)	(27.002)
3.06.02.02	Rents	(1.607)	(2.276)	(575)	(1.652)
3.06.02.03	Services rendered by third parties	(9.352)	(18.656)	(8.086)	(15.561)
3.06.02.04	Taxes, charges and fines	(3. 074)	(6. 732)	(2.760)	(5.610)
3.06.02.05	Depreciation	(2.425)	(4.726)	(2.173)	(4.251)
3.06.02.06	Others	(7.547)	(13.087)	(10.646)	(15.487)
3.06.03	Financial	(5.435)	(12.890)	(16.093)	(33.490)
3.06.03.01	Financial Revenue	12.482	26.655	13.375	27.771
3.06.03.02	Financial Expenses	(17.917)	(39.545)	(29.468)	(61.261)
3.06.04	Other operating income	(2.029)	41.009	76.437	73.637
3.06.04.01	Monetary variations, net	(2.029)	41.009	76.269	71.475
3.06.04.02	Other, net	0	0	168	2.162
3.06.05	Other operating expenses	(12.497)	(15.900)	(2.964)	(3.003)

3.06.05.01	Monetary variations, net	0	0	0	0
3.06.05.02	Other, net	(12.497)	(15.900)	(2.964)	(3.003)
3.06.06	Equity in net income of subsidiary and associated companies	4.321	5.640	16.128	19.267
3.07	Operating income	158.762	316.806	252.124	489.428
3.08	Nonoperating income	220	7.245	(558)	1.462
3.08.01	Revenues	6.934	20.444	18.541	27.917
3.08.02	Expenses	(6.714)	(13.199)	(19.099)	(26.455)
3.09	Profit before taxation and profit sharing	158.982	324.051	251.566	490.890
3.10	Provision for income and social contribution taxes	(46.161)	(85.385)	(63.147)	(125.515)
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income/loss for the period	112.821	238.666	188.419	365.375

1 Operations

Acesita S.A. (the "Company") is a Brazilian publicly-traded company whose main activities are the production and sale of special steel products, agribusiness, and providing technical services related to these activities.

The Company carries out its main activities at the plant located in Timóteo, Minas Gerais state, Brazil and also has investments in other companies with businesses related to its own activities.

At June 30, 2006, the principal investments in subsidiary and associated companies, and their respective activities, were:

- Acesita Serviços, Comércio, Indústria e Participações Ltda. - (100% direct holding) – steel distribution and processing for third parties and subsequent sale to final consumers, under the name "Amorim Comercial" and "Acesita Serviços Campinas", as well as investments in other companies, as follows
  - Acesita Energética Ltda. - (100% holding) - reforestation and production of charcoal
  - Inox Tubos S.A. - (43.85% holding - 50.0% of voting capital) – production and sale of steel tubes with stitching and special alloys;
  - Acesita Argentina S.A. - (100% holding) – commercial representation in Argentina
- Acesita International Ltd. - (100% direct holding) - overseas commercial representation.
- Acesita Export and Trade - (100% direct holding) - overseas commercial representation.
- Acesita Centros de Serviços Ltda. - (100% direct holding) - services of cutting and finishing steel products in general

On November 10, 2005 the Arcelor Group acquired the common shares in the Company held by the pension funds Caixa de Previdência dos Funcionários do Banco do Brasil - "Previ" and Fundação Petrobras de Seguridade Social - "Petros" thereby raising its interest in the voting capital to 63.6% of the common shares and 35.9% of the total capital.

By way of its subsidiary Arcelor Spain Holding S.L., on January 05, 2006 the Arcelor Group acquired the common shares in the Company held by the pension fund Fundação Sistel de Seguridade Social.

The Arcelor Group then held 75.75% of the common shares in the Company (39.98% of the total capital), becoming its single controlling shareholder.

As authorized by the CVM and disclosed through the Notice on March 28, 2006, by way of its subsidiary Arcelor Spain Holding S.L., the Arcelor Group made a Public Acquisition Offering for Acesita SA Common and Preferred Shares. The acquisition was physically and financially settled on May 03, 2006, resulting in the acquisition of 3,712,354 common shares and 7,984,457 preferred shares for the amount of R$138.2 million and R$290.2 million respectively.

Following the acquisition the Arcelor Group held 90.7% of the common shares and 38.1% of the preferred shares in Acesita, accounting for 55.7% of the Company's total capital, jointly considering the equity interests held by Arcelor Aços Especiais do Brasil Ltda. and Arcelor Spain Holding S.L.

In the second quarter of 2006, the subsidiary AP Produtos Metalúrgicos S.A. acquired assets owned by the company Cosinox – Centro de Serviços de Aços Ltda, which were used to incorporate the Service Centre in Campinas, Sao Paulo state. On June 09, 2006 Acesita Serviços, Comércio, Indústria e Participações Ltda. merged with AP Produtos Metalúrgicos S.A. in order to bring under one roof the corporate activities that both companies carry out. The Service Centre in Campinas, Sao Paulo state has been a branch affiliate of Acesita Serviços, Comércio, Indústria e Participações Ltda. ever since.

2 Presentation of the quarterly information

Except as described in Note 10, the accounting principles, methods and criteria adopted concerning the property, plant and equipment depreciation method are consistent with those used to present the financial statements for the year ended December 31, 2005, in accordance with the accounting practices adopted in Brazil and the rules issued by the Brazilian Securities Commission ("CVM"). The amounts are stated in thousands of reais.

3 Cash and cash equivalents

	30/06/06	31/03/06
Cash and banks	41,299	8,979
Bank deposit certificates	63,401	88,969
Securities held under repurchase agreements	231,924	246,466
Other, mainly fixed income funds	442	313
	337,066	344,727

The bank deposit certificates earn interest which approximates that of the Interbank Deposit Certificate (CDI) interest rate.

The securities held under repurchase agreements are guaranteed by government bonds and/or private securities, with interest linked to the CDI interest rate.

4 Accounts receivable

	30/06/06	31/03/06
Customers – domestic market	297,328	281,386
Vendor	(161,741)	(145,465)
Customers – foreign market	214,891	225,831
Allowance for possible loan losses	(11,685)	(11,206)
	338,793	350,546

5 Inventories

	30/06/06	31/03/06
Finished goods	123,642	116,755
Products held by third parties	9,273	5,485
Work in progress	140,792	159,327
Raw Materials	91,319	101,154
Imports in transit	26,916	15,341
Materials for consumption, maintenance and other	70,655	66,906
Provision for losses	(4,393)	(7,567)
	458,204	457,401

Finished goods inventories, amounting to approximately R$42,522 (R$51,819 as of March 31, 2006), were given in guarantee for administrative and legal proceedings in progress.

6 Taxes and social contributions - Assets

	30/06/06	31/03/06
Deferred income and social contribution taxes	171,954	180,306
Withholding income tax and prepaid IRPJ and CSLL	70,150	31,694
PIS	40,996	40,239
ICMS and IPI	15,181	10,422
Other	8,399	7,005
	306,680	269,666
Less - Current assets	(114,235)	(67,991)
Noncurrent assets	192,445	201,675

The PIS credit mainly refers to overpayments made in prior years as a result of a Declaratory Action in which the Federal Supreme Court declared the payments to be unconstitutional. The Company continued to contest the criteria for restating these credits, its appeal having been judged favorably at two levels and eventually in 2005, the Company obtained a final and unappealable decision in its favor. The Company accordingly recorded in 2005 the credits resulting from this favorable decision, to the amount of R$ 6,121, which at June 30, 2006 amounts to a tax credit of R$39,180 and will start offsetting the credits against the federal taxes falling due in the 2006 financial year.

At March 31, 2006 and June 30, 2006, the deferred income tax and social contribution on net income were calculated and recorded as follows:

	30/06/06			31/03/06
	Income tax	Social contribution taxes	Total	Total
Tax loss carryforwards	906,963	896,319		
Intertemporal differences	390,755	362,788		
	1,297,718	1,259,107		
Tax rates	25%	9%		
Total deferred income and social contribution taxes	324,430	113,320	437,750	447,011
Unrecorded deferred income and social contribution taxes	(192,707)	(73,089)	(265,796)	(266,705)
Deferred income and social contribution taxes recognized as assets	131,723	40,231	171,954	180,306
Less - Current assets	(24,541)	(8,835)	(33,376)	(33,344)
Noncurrent assets	107,182	31,396	138,578	146,962

The main intertemporal differences relate to the provision for loss on unamortized goodwill of subsidiaries, asset reversals and provisions which become deductible when paid or realized. Unrecorded deferred income tax and social contributions refer mainly to tax loss carryforwards and non-operating intertemporal differences. The tax loss carryforwards include the Summer Plan effects (see Note 13).

The deferred income and social contribution taxes of R$171,954 (R$180,306 as of March 31, 2006) were recorded by the Company prior to the introduction of CVM Instruction 371/2002, taking into consideration the existence of deferred income and social contribution tax liabilities relating to the revaluation reserve made in prior years, which assure their realization in approximately 6 years, as shown in the table below. The realization thereof is consistent with the projected amortization of the deferred income tax and social contribution liabilities (see Note 12).

As shown above, at June 30, 2006 there are unrecorded deferred tax credits. Based on the Company's short and mid-term projections, in the 2006 financial year the Company expects to achieve three years of taxable income, considering the past five years, allowing the recording of deferred tax credits in addition to those already recorded pursuant to CVM Instruction 371/2002. Company Management will await the materialization of these income projections for the 2006 financial year, to only then record these new deferred tax credits.

Year	Estimated use of the recorded credit 30/06/06
2006	16,688
2007	33,376
2008	33,376
2009	33,376
2010	33,376
2011	21,762
Total	171,954

The reconciliation of income and social contribution tax credit/expense for the halves ended June 30, 2006 and 2005, at their nominal and effective rates, is as follows:

	Halves ended			
	30/06/06		30/06/05	
	Income tax	CSLL	Income tax	CSLL
Net income before income and social contribution taxes	324,051	324,051	490,890	490,890
Statutory tax rate	25%	9%	25%	9%
Income and social contribution tax calculated on the net income before income and social contribution taxes	(81,013)	(29,165)	(122,723)	(44,180)
Permanent differences				
Equity in net income of subsidiaries and associated companies	941	339	3,265	1,175
Effect of the Summer Plan (exclusion of depreciation and write-off of PPE)	857	309	-	-
Other	353	124	(347)	312
Income tax and social contribution expense at the end of each half	(78,862)	(28,393)	(119,805)	(42,693)
Realization of deferred income tax and social contribution credits	(12,270)	(4,417)	(5,780)	(2,081)
Tax loss carryforwards	26,951	9,702	39,880	14,224
Unrecorded Income tax and social contribution on temporary adjustments	1,308	471	(7,335)	(2,641)
Workers' Meal Program	125	-	150	-
Other	-	-	636	(70)
Expense for each half	(62,748)	(22,637)	(92,254)	(33,261)

The breakdown of current and deferred income and social contribution taxes for the halves ended June 30, 2006 and 2005 is as follows:

	Halves ended	
	30/06/06	30/06/05
Income and social contribution taxes		
Current	(85,385)	(125,515)
Deferred	-	-
Expense	(85,385)	(125,515)

7 Notes receivable

Notes receivable refers to promissory notes deriving from the sale of shares in the Villares Group in prior years, restated by the IGPM price index, the last of which is payable on December 31, 2007, amounting to R$34,703 at June 30, 2006, of which R$23,135 is stated as current assets (R$45,720 and R$22,860, respectively, at December 31, 2005).

8 Investments

(a) The investments are as follows:

	Acesita Export and Trade		Acesita Centros de Serviços Ltda.		Acesita Serviços, Com., Ind. e Part. Ltda.		Acesita Internationa Ltd. (*)	
	30/06/06	31/03/06	30/06/06	31/03/06	30/06/06	31/03/06	30/06/06	31/03/0
Capital	108	109	6,162	6,162	128,832	128,832	15,691	15,7
Number of shares held (in thousands)- Shares	0.1	0.1	6,162	6,162	128,832	128,832	7,250	7,2
Shareholders' Equity	1,399	1,388	1,221	1,207	206,492	186,238	(31,436)	(30,8
Equity in the capital At the end of the period	100	100	100	100	100	100	100	1
Equity in the results	1,399	1,388	1,221	1,207	206,492	186,238	(31,436)	(30,8
Other investment information								
Adjusted net income (Loss)	453	461	185	171	3,820	(822)	(1,459)	(8

(*) See note 8 (b) regarding the accounting method for this equity interest.

The changes in investments in the quarter and the half ended June 30, 2006 are summarized as follows:

	In subsidiaries				
	Acesita Export and Trade	Acesita Centros de Serviços Ltda.	Acesita Serviços, Com., Ind. e Part. Ltda.	In other companies and other investments	Total
Balances at March 31, 2006	1,388	1,207	183,451	6,511	192,557
Equity in net income of subsidiaries and associated companies	11	14	3,939	-	3,964
Advance for future capital increase	-	-	15,611	-	15,611
Other	-	-	-	(232)	(232)
Balances at June 30, 2006	1,399	1,221	203,001	6,279	211,900

(b) The subsidiary Acesita International Ltd. had a capital deficiency at June 30, 2006 of R$31,436 (deficiency of R$30,898 at March 31, 2006). These amounts are classified in Other noncurrent liabilities, which in the first half of 2006 presented a reversal of R$985 (increase of R$1,680 in the first half of 2005), which is recorded in the Company's equity in the net income of subsidiaries and associated companies.

(c) The companies directly or indirectly controlled by the Company do not have shares traded in stock exchanges.

(d) Equity in the net income of subsidiaries and associated companies for the quarters and halves ended June 30, 2006 and 2005 is as follows

	Quarters ended		Halves ended	
	30/06/06	30/06/05	30/06/06	30/06/05
Evaluated by equity accounting				
Acesita Serviços, Com., Ind. e Participações Ltda.	3,939	8,515	3,201	12,620
Acesita International Ltd.	(536)	2,817	985	1,681
Acesita Centros de Serviços Ltda.	14	103	185	471
Acesita Export and Trade	11	165	376	(33)
	3,428	11,600	4,747	14,739
Evaluated at cost (dividends and interest on equity reserve received)				
Aços Villares S.A.	893	4,528	893	4,528
	4,321	16,128	5,640	19,267

(e) Investments in other companies are evaluated at acquisition cost. This account is substantially comprised of the direct interest in the company Aços Villares S.A., corresponding to 4.41% of its voting capital.

9 Related parties

(a) The main balances and transactions with related parties are as follows:

	ASSETS			LIABILITIES		
	Credit with related parties	Receivables and other balances	Total	Payables to subsidiaries	Foreign suppliers, financing and other balances	Total
Arcelor Group	-	199	199	-	2,794	2,794
Acesita Serviços, Comércio, Indústria e Participações Ltda.	-	61,958	61,958	-	113	113
Acesita International Ltd.	91,846	-	91,846	7,668	-	7,668
Acesita Energética Ltda.	-	1,967	1,967	-	620	620
Preservar Madeira Reflorestada Ltda.	-	227	227	-	293	293
Acesita Argentina S.A.	-	-	-	-	428	428
Acesita Centros de Serviços Ltda.	966	182	1,148	-	865	865
Inox Tubos S.A.	-	1,041	1,041	-	48	48
Acesita Export and Trade	-	70,601	70,601	-	67,634	67,634
Total – 30/06/06	92,812	136,175	228,987	7,668	72,795	80,463
Total – 31/03/06	91,581	142,349	233,930	7,991	105,987	113,978

	Income in the half				
	Revenues				
	Sales	Financial income and exchange gain	Total	Financial expenses, exchange variance and other	Purchases
Arcelor Group	11,548	-	11,548	8,517	14,923
Acesita Serviços, Comércio, Indústria e Participações Ltda.	114,965	-	114,965	-	1,249
Acesita International Ltd.	-	14,713	14,713	17,408	-
Acesita Energética Ltda.	-	-	-	-	26,205
Preservar Madeira Reflorestada Ltda.	-	-	-	-	1,911
Acesita Centros de Serviços Ltda.	-	2	2	11	5,172
Inox Tubos S.A.	61,796	-	61,796	-	557
Acesita Export and Trade	114,904	-	114,904	3,382	-
Total – half ended 30/06/06	303,213	14,715	317,928	29,318	50,017
Total – half ended 30/06/05	397,164	1,965	399,129	16,367	39,563

The transactions with related parties were made under conditions considered by management to be compatible with market conditions. Loans with subsidiaries are subject to rates and terms agreed individually, and vary from LIBOR + 3% per annum (p.a.), plus exchange variations. Sales are made at prices compatible with those practiced with unrelated customers, considering volumes and other commercial aspects.

(b) Guarantees

At June 30, 2006 the Company had R$906 (same amount at March 31, 2006) of guarantees granted to related companies.

(c) Special Purpose Company - Stainless Overseas

In August 2000, the Company carried out an export receivables securitization transaction. As a result, part of the Company's exports were made through a special purpose company located overseas, Stainless Overseas, wholly owned by an international financial institution and its representatives, with activities limited exclusively to this securitization transaction.

Although the Company does not have any direct or indirect corporate investment in Stainless Overseas, under the securitization agreement, it is responsible for covering possible losses arising out of the securitization transactions.

The securitization agreement was terminated in August 2005. The financial settlement of the remaining assets and liabilities at Stainless Overseas and the closure of the Company's activities are projected to take place in the second half of 2006.

At June 30, 2006, Stainless Overseas had total assets of R$75, total liabilities of R$73 and net equity of R$2 (a deficiency of R$10,429, R$10,391, and R$38, respectively, at March 31, 2006). As a result of the termination of the securitization agreement no exports were made through Stainless Overseas in the quarter and half ended June 30, 2006 (R$108,318 and R$289,564 in the quarter and half ended June 30, 2005).

10 Property, Plant and Equipment

	30/06/06			31/03/06	Rate Averag (*)
	Cost	Depreciation	Net	Net	
In operation					
Buildings and installations	834,710	(244,329)	590,381	600,423	15
Industrial equipment and distribution systems	2,356,172	(872,522)	1,483,650	1,497,196	15
Vehicles, furniture, fixtures and tools	46,795	(29,698)	17,097	14,710	5 to 1
Other	105,159	(56,315)	48,844	51,974	13
	3,342,836	(1,202,864)	2,139,972	2,164,303	
Land	6,330	-	6,330	6,330	
Advances to suppliers	4,619	-	4,619	1,077	
Construction in progress	61,631	-	61,631	70,367	
Imports in transit	145	-	145	147	
	72,725	-	72,725	77,921	
	3,415,561	(1,202,864)	2,212,697	2,242,224	

(*) First half of 2006.

At October 31, 2005, the Company revalued a substantial part of its industrial assets based on an appraisal report issued by an independent appraiser, approved at the Extraordinary General Meeting of stockholders held on December 21, 2005. The re-evaluation was recorded on December 31, 2005, minus the depreciation between the report's base date and the date the revaluation was recorded, and took into consideration the recovery of the total value of these assets in future Company operations. The re-evaluation was performed alongside a review of the remaining useful life of the assets.

As from January 01, 2006 the Company changed the depreciation method used for the property, plant and equipment and began using the straight-line depreciation method for the entire property, plant and equipment (up to December 31, 2005 it used to the units produced method for the items directly related to the production areas and the straight-line method for the remaining items).

As this is a change to accounting estimates, the review of the remaining useful life of the assets and the change to the depreciation method were made prospectively, the effects of which shall influence the current and future income as from the date of change. The effect on the value of the annual depreciation charges estimated according to the change to the depreciation method, changed useful life and re-evaluation performed on December 31, 2005 jointly, shall be an increase of approximately R$45,000 on the prior year.

The book value of the revalued assets at December 31, 2005 increased from R$1,531,342 to R$2,123,408, representing an increase of R$592,066 in property, plant and equipment and R$390,764 in the Revaluation Reserve in Shareholders' Equity, net of tax effects.

At June 30, 2006, the balance of the revaluation recorded in the property, plant and equipment was R$1,120,528 (R$1,145,093 at March 31, 2006) and included the effects of prior revaluations, performed in 1999 and 2001. The effect on the income for the quarter and the half ended June 30, 2006, deriving from depreciation of the re-evaluated balance, is an expense net of tax effects of R$16,212 and R$32,393 respectively (R$6,989 and R$15,259 respectively as of June 30, 2005).

At June 30, 2006, the Company had land, buildings and equipment given mainly in guarantee for financing amounting to R$671,829 (R$632,732 at March 31, 2006).

11 Loans and financing

	Annual weighted average interest and commissions (%) 30/06/06	31/03/06	30/06/06	31/03/06
Foreign currency (*)				
Prepayments	9.85	9.39	427,372	484,048
For property, plant and equipment	5.22	7.31	60,492	67,712
For working capital and other	(a)	(a)	3,263	688
			491,127	552,448
Local currency				
For property, plant and equipment	10.94	10.97	77,674	82,147
For working capital and other	15.50	19.53	20,755	32,179
			98,429	114,326
			589,556	666,774
Less – Current liabilities			(291,576)	(306,760)
Noncurrent Liabilities			297,980	360,014

(*) Mainly in U.S. dollars.
(a) Hedge transaction – Price of the ton of nickel at the end of each month.

The loans and financing are subject to exchange variations or monetary restatement based on official rates or indexes and are partially guaranteed by equipment.

Structured prepayment of exports - In December 2003, the Company concluded, together with a banking syndicate, a structured prepayment of exports of R$ 360,738, equivalent to US$ 125 million, to be paid over 24 months, with a grace period of one year, subject to monthly LIBOR plus 4.35% p.a. At the same time, the Company, through a specific contract, made a swap of the LIBOR rate indexing it to the fixed rate of 2.20% per annum. The financial liquidation of the difference between these rates (contracted versus swap) is made monthly. The transaction is guaranteed by a promissory note and collateral of Acesita S.A. and obliges the Company to observe covenants linked to indebtedness ratios, amount of financial expenses and cash generation and directing exports to customers of the Arcelor Group through the subsidiary Acesita Export and Trade Ltd. – AET. These receivables guarantee the monthly payments. In the quarter and the half ended June 30, 2006, the exports made through AET with companies of the Arcelor Group totaled R$58,807 and R$114,904 respectively (R$86,140 and R$181,075 at June 30, 2005 respectively). The balance payable at June 30, 2006 was R$67,634 (R$101,831 at March 31, 2006) and is recorded under the item "export prepayments".

The long-term installments fall due as follows:

YEAR	30/06/06	31/03/06
2007	66,040	128,470
2008	67,962	67,972
2009	94,928	94,926
2010	50,417	50,360
2011	18,633	18,286
	297,980	360,014

All the export prepayment contracts are guaranteed by promissory notes awarded to the total amount of the foreign currency transaction.

12 Taxes and social contributions - Liabilities

	30/06/06	31/03/06
Deferred income and social contribution taxes	380,980	389,332
Income tax withheld at source	936	2,494
IRPJ and CSLL payable	85,385	39,224
COFINS	4,583	4,814
IPI	8,085	6,982
ICMS	4,779	3,522
Other	3,220	3,229
	487,968	449,597
Less – Current liabilities	(140,364)	(93,609)
Noncurrent Liabilities	347,604	355,988

The balance of deferred income and social contribution taxes basically refers to taxes on the revaluation reserve, the realization of which will occur through the depreciation or disposal of the revalued assets (See Note 6).

13 Taxes and contributions in litigation

	30/06/06	31/03/06
Income tax	15,664	15,523
Social contribution taxes	2,151	2,123
PIS	47,016	46,367
National Institute of Social Security (INSS) (independent contractors)	1,289	1,289
Other	508	500
	66,628	65,802

The changes to income and social contribution taxes in litigation in the quarter ended June 30, 2006 were the following:

Balance at 31/03/2006	65,802
Additions (including monetary variation)	826
Write-offs	-
Balance at 30/06/2006	66,628

At June 30, 2006, the Company is party to lawsuits contesting the legal aspects of certain taxes and has judicial deposits related to these taxes and to the contingencies mentioned in Note 14, amounting to R$142,797 (R$132,566 at March 31, 2006).

These lawsuits involve the following main matters:

- Income and social contribution taxes on net income - Refers to the difference, deposited in court, between taxable income offset against accumulated losses restated by the inflationary effects of the Summer Plan, without observing the 30% annual limit, and the criteria defined by tax legislation, which is being contested. In 2004, regardless of the litigation in process, the Company opted to pay income tax and social contributions determined in this financial year directly to the government, instead of payment via judicial deposit. Accordingly, the provisions for income tax and social contribution for 2006, amounting to R$62,748 and R$22,637, respectively, are presented in current liabilities (See Note 12).

After several actions, the decision of the High Court of Justice was published in July 2005, definitively giving the Company the right to apply the 51.73% rate to recover the inflationary effects related to January and February 1989, arising from the Summer Plan. Accordingly, on August 18, 2005 the Company obtained a final and unappealable decision at this judicial level and on August 29, 2005 the Court's records were entrusted to another court, the Federal Supreme Court - STF, in which the Company has proceedings in progress. Considering the final and unappealable decision obtained in the High Court of Justice, as well as the lack of any appeal by the Federal Government, in September 2005, the Company filed with the Supreme Court its discontinuance of this action and reversed to the income statement of the quarter ended September 30, 2005 the provision then constituted. The actions to release the judicial deposits totaling approximately R$ 45,000 are in progress.

The favorable decision results in the adjustments, solely for tax purposes, of the property, plant and equipment, generating additional deductions for income tax and social contribution purposes due to the depreciation or sale of assets existing during the Summer Plan (January and February 1989), to the amount of R$ 124,697. Of this amount, R$ 27,268 refers to the reversal already performed in 2005 of the provision for income and social contribution taxes related to the credits already used; the total of R$ 65,166 refers to the balance of tax loss carryforwards to be offset against future taxable income; and the remaining R$ 32,263 will be appropriated to the results upon effective realization (depreciation or offset) of permanent assets subject to the Summer Plan effects, of which R$6,291 has been appropriated in the 2005 financial year and R$584 and R$1,166 in the quarter and half ended June 30, 2006.

- Social Integration Program (PIS) – Refers to the restatement of PIS calculated on a semiannual basis, determined while Decree-Laws 2445/88 and 2449/88 were in effect. In 1995, when the action was filed, the Company opted to effect judicial deposits of the PIS installments not yet due, in order to assure the tax credit in the case of a favorable outcome. In view of the favorable outcome obtained by the Company (see Note 6), in October 2005, the Company decided to apply to the courts for the utilization of the judicial deposits in settlement of existing related balance of liabilities. Consequently, the Company still has a tax credit of R$39,180 to be offset against federal taxes falling due. The Company is awaiting the related judicial authorization to make the compensations between the provision and the judicial deposit balances.

Other matters involving taxes and contributions in litigation

Law 9718/98 – Discontinuance of an action – In November 2002, the Company filed with the appropriate court its withdrawal from the action related to the PIS and COFINS calculation basis extension, in addition to the COFINS rate increase, introduced by Law 9718/98, since at that time the Company was expecting an unfavorable decision. The provision previously constituted was compensated against the existing judicial deposit balance. The process was approved in August 2003.

In November 2005 the PIS and COFINS calculation basis extension introduced by Law 9.718/98 was ruled unconstitutional by the Federal Supreme Court. As a result of this ruling, the Company immediately filed a rescissory action seeking to overturn the aforesaid final and unappealable decision.

In February 2006 a court order was issued to partially determine the amounts placed in a court deposit. The amounts determined and credited to the Company of R$9,441 differ from the Company's figures which state deposits of R$13,582. Because of this difference the Company and the Company's legal advisors have performed the measures required with the presiding court and the Federal Savings and Loan Bank, to safeguard the Company's right to the respective remaining amount.

14 Provision for contingencies

The Company is party to tax, labor, and civil lawsuits and administrative proceedings arising in the ordinary course of business, before various courts and government agencies.

Based on information provided by its legal advisers, the analysis of pending judicial lawsuits and past experience in labor claims, Management has made a provision deemed sufficient to cover the losses estimated from the lawsuits in progress, as follows:

	30/06/06	31/03/06
Taxes and social security	40,612	38,313
Labor	11,319	11,548
Civil	13,742	15,682
Total	65,673	65,543

The changes to the provisions for contingencies in the quarter ended June 30, 2006 were as follows:

	Tax and social security	Labor claims	Civil	Total
Balance at 31/03/2006	38,313	11,548	15,682	65,543
Additions (including monetary variation)	3,022	393	602	4,017
Write-offs	(723)	(2,287)	(877)	(3,887)
Transfers	-	1,665	(1,665)	-
Balance at 30/06/2006	40,612	11,319	13,742	65,673

These provisions involve the following major issues:

Taxes and social security

- Social contribution on net income – Refers to litigation on legal fee awards in respect of a lawsuit previously settled, estimated at R$3,715 (R$3,454 at March 31, 2006).

- ICMS - Refers substantially to a provision to cover possible losses from various lawsuits filed by State tax authorities involving a dispute on the use of credits on products considered to be used in production by the Company and understood by the tax authorities to be for own use and consumption. At June 30, 2006 the provision made amounted to R$21,389 (R$20,595 at March 31, 2006).

- INSS - Refers to the provision for INSS assessments received in the 2nd quarter of 2004 relating to discussions on amounts of social security contributions withheld on services rendered by third parties, as well as on bonuses paid to employees. At June 30, 2006 the provision made amounted to R$11,014 (R$10,085 at March 31, 2006).

- Other taxes – Refers basically to the provision for litigation regarding compulsory charges, increase in rates regulated by government agencies and similar entities, totaling R$4,494 (R$4,179 at March 31, 2006).

Labor

- The Company is the defendant in various labor claims, including moral, physical and aesthetical damages. The provision to cover possible unfavorable outcomes is recorded on an individual basis considering the opinion of the legal advisors as to a possible or probable loss.

Civil

- The Company is the defendant in various civil lawsuits, including moral, physical and aesthetical damages, property and possession actions, among others.

The Company also is the defendant in other disputes, estimated at R$216,477 (R$196,685 at March 31, 2006), as shown below:

	30/06/06	31/03/06
Taxes and social security	191,125	169,334
Labor	5,296	5,587
Civil	20,056	21,764
Total	216,477	196,685

Based on the legal advisors' understanding that defeat in these lawsuits is a possible risk, the Company has not made a provision for these actions. In the main, the tax and social security actions refer to matters involving ICMS and INSS.

In the 2005 financial year, a class action was filed against the Company and the Timóteo Municipal Government, where the Company's plant is located, to the amount of R$ 55,000, contesting the Municipal Real State Tax (IPTU) negotiated between the Company and this Municipality. Based on the opinion of its legal advisors that there are very good chances of a favorable decision (remote risk), the Company decided not to make a provision for this action.

The Company has also been discussing and obtaining favorable decisions in lawsuits filed by the State Finance Office of Minas Gerais, questioning the ICMS on exports of goods considered to be semi-finished by the state tax authorities, totaling approximately R$ 150,000. The Company's legal advisors have believed, ever since the receipt of the tax assessment notices, that there will be a favorable outcome to these lawsuits and this has been corroborated by the successive favorable judgments obtained by the Company in various legal instances, especially in the widely disclosed STJ decision confirming that the matter has been judged in the Company's favor. Consequently, management has decided not to record a provision for these lawsuits.

In December 2005 the Company received a Tax Assessment to the total amount of R$232,152 which mainly contests the taxation procedure of the Social Integration Program (PIS) and the Tax for Social Security Financing (COFINS) on exchange variance. In January 2006 the company filed a Contestation of the Tax Assessment before the Federal Inland Revenue Office and is awaiting a decision. Based on the opinion of its legal advisors, the Company rates its chances of success as probable and has not therefore made a provision.

17 Pension Plans

The Company and its subsidiary Acesita Energética Ltda. sponsor two pension plans for their employees, Acesita Previdência Privada - ACEPREV and Plano de Seguridade Acesita (formerly CCF Pension Fund administrated by HSBC Pension Fund), both of which are mixed plans or allow variable contributions, as specified by the Supplementary Pensions Office (part defined contribution and part defined benefit), which has the principal purpose to complement benefits provided by the government social security system.

The company determines the actuarial assets and liabilities of the pension plans in compliance with CVM Resolution 371/2000 on an annual basis at the base date of December 31.

In 2003, the Decision-making Board of ACEPREV decided to exonerate the sponsor from the payment of future contributions totaling R$ 18,204 (R$17,358 before tax). This amount is equivalent to the reversal of the provision for income tax by ACEPREV which benefited the sponsor solely.

Accordingly, in compliance with the decision taken by its Decision-making Board, ACEPREV transferred this amount to a specific fund segregated from the other funds included in its financial statements, to be used exclusively to settle future contributions of the sponsor, now exonerated.

As a result, this amount effectively became a credit of the sponsor with ACEPREV, and was fully recognized by the Company in the income statement for the year ended December 31, 2003, less the taxes payable. The remaining balance at June 30, 2006 is R$11,523 (R$12,424 at March 31, 2006).

The charges stated in the income statement of the quarter and the half ended June 30, 2005 stand at R$1,736 and R$3,459 respectively, referring to contributions to the aforesaid funds (R$1,464 and R$2,970 respectively at June 30, 2005).

18 Financial instruments

The Company has financial instruments which are inherent to its operations, represented by cash and cash equivalents, accounts receivable, investments, loans and financing, and swap instruments. The Company follows policies and operational strategies seeking liquidity, profitability and security, and also has procedures to monitor balances, and has operated with banks that meet the requirements of financial strength and reliability, in accordance with defined management criteria The control policy consists of permanent follow-up of the rates contracted versus those in force in the market.

In 2003, the Company decided to reduce the volume of swap transactions by not renewing the contracts that expired during the year. This strategy resulted from the increase in sales in foreign markets, as these receivables are a natural hedge, as well as to the decision to obtain finance in foreign currency linked to exports.

As mentioned in Note 11, the Company also has interest rate swaps linked to the financing of structured export prepayments, financially settled on a monthly basis on the last day of each month.

The net exposure to the risk of exchange rate fluctuations is as follows:

	Book value	
	30/06/06	31/03/06
Accounts receivable and other assets	341,239	328,191
Trade and other accounts payable	(176,545)	(202,217)
Loans and financing, net of swap differential margins	(491,127)	(552,448)
Net exposure	(326,433)	(426,474)

At June 30, 2006, the current and long-term financial instruments whose book values differ significantly from market values were as follows:

	Book balance	Market value
Assets-		
Investments in other companies and other investments	6,279	65,726
Liabilities		
Loans and financing	589,556	635,771

The Account Investments in Other Companies and Other Investments is mainly comprised of the investment in the company Aços Villares S.A. recorded by the Company at the amount of R$3,000 at June 30, 2006. The market value of the shares is R$62,447 at June 30, 2006.

Market value was not estimated for investments in private companies because no active market for their shares exists.

Management considers that a provision to reduce the book value of swaps to market value is not necessary as these instruments are expected to be held to maturity.

The market value of loans, financing and swaps was determined by using current interest rates available in the market for transactions with similar conditions and maturities.

Market values are calculated at a specific moment in time based on available information and specific valuation methodologies. The estimates do not necessarily indicate that the amounts could be realized in the market at the rates/quotations adopted. The use of different market sources of information and/or valuation methodologies could have a significant effect on the estimated market values..

The Company is also subject to credit risk in connection with its cash and cash equivalents, financial investments and derivatives. This risk is minimized by concentrating financial transactions in financial institutions with a good rating. Nevertheless, the Company has financial investments in a bank placed under intervention by the Brazilian Central Bank in November 2004, and recorded a provision for loss of the full amount of R$ 8,631. The Company does not have guarantee contracts for financial instruments. Credit risks arising from sales are minimized by constant monitoring and a strict policy for granting credit. In general, guarantees are not required for credit sales. The Company has an allowance for receivables which management considers are unlikely to be realized in full.

The Company is also exposed to the risk of price variations of its main raw material, nickel, the price of which changes in accordance with the international market. To minimize this risk, the Company has implemented the Extra Alloy concept for customers located in Brazil, part of Europe, the United States and Canada In other words, a portion of the sales price is adjusted by the average nickel quotation in the international market in the penultimate month prior to the commercial contact (order placement). In this way, price changes, whether reductions or increases, are adjusted periodically. For markets where this concept has not yet been implemented, the Company negotiates the sales prices of its products by lot (spot sales), based on the price of nickel purchased at a volume compatible with the sales lots projected for these markets. Accordingly, as from January 2004, the Company started to realize hedge transactions to fix the purchase price of nickel when fixing the sales price of stainless steel. In exports, there is an exposure between the date the purchase price of nickel is determined and the date the price of stainless steel is established. To minimize this effect, the Company can lock the nickel price at the purchase date until the date the selling price of stainless steel is established through derivative instruments on the London Metal Exchange (LME). This mechanism, particularly advantageous when the nickel price drops, will reduce the impact of sudden variations in the price of this raw material.

The outstanding nickel hedge contracts at June 30, 2006 were as follows:

Contract date	Maturity date	Amount (in tons)	Revenue (Expense) recorded in the income statement of the Company
03/05/06	07/07/06	750	714
10/05/06	05/07/06	138	277
02/06/06	07/08/06	900	(3,309)
14/06/06	07/08/06	150	(667)
(=) Pro rata expense recorded in outstanding contracts			(2,985)
(+) Expense arising from contracts closed in the half			(16,602)
(=) Expense recorded in the half ended 30/06/06			(19,587)
(-) Expense recorded in the quarter ended 31/03/06			(6,500)
(=) Expense recorded in the quarter ended 30/06/06			(13,087)

The expense resulting from the nickel hedge transactions for the quarter and the half ended June 30, 2006 totaled R$13,087 and R$19,587 respectively.

At June 30, 2006, there was a net debit balance (liability) of R$2,985, net of amortization already made.

19 Insurance (Not reviewed by the Independent Auditors)

The Company holds insurance cover for its principal assets at amounts considered sufficient to cover any losses from damages. The total amount contracted to cover losses was:

Insurance	Risk covered	Half ended 30/06/06
Operating risks	Material damages	757,505
Civil liability	Material and moral damages	60,600
Materials transportation	Material damages	75,751
Vehicles	Material and moral damages	700
Occupational accidents	Personal damages	943
Export credit	Financial damages	17,661
Other	Material and moral damages	230
		913,390

20 Supplementary Financial Statements

(a) Statements of cash flow

This statement provides important information on cash inflows and outflows during the quarter and the half ended June 30, 2006 and 2005, showing the cash flows arising from or used in operating, investment and financing activities.

	2nd Quarter 2006	2nd Quarter 2005	1st Half 2006	1st Half 2005
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income for the quarter / half	**112,821**	**188,419**	**238,666**	**365,375**
Adjustments to reconcile net income to cash generated by operating activities				
Depreciation	43,756	32,581	82,107	70,621
Receipts on the sale of permanent assets	(28)	338	(5,172)	338
Equity in net income of subsidiaries and associated companies	(4,321)	(16,128)	(5,640)	(19,267)
Provisions recorded	23,762	1,419	29,471	6,708
Financial expenses (income), net, including monetary and exchange variations and interest	21,319	(92,286)	6,045	(74,101)
	197,309	**114,343**	**345,477**	**349,674**
(Increase) decrease in assets				
Accounts receivable	9,694	159,780	178	22,423
Inventories	1,835	(5,641)	54,853	(27,032)
Net receivables from related parties	-	(285)	-	26,760
Receipt of interest on shareholders' equity and dividends	893	4,528	893	4,528
Taxes and contributions (current and long-term)	(45,200)	(63,202)	(47,035)	(95,198)
Decrease in notes receivable	11,025	10,599	23,688	9,873
Judicial deposits	(8,950)	-	491	-
Other	2,794	(11,865)	4,199	(20,305)
	(27,909)	**93,914**	**37,267**	**(78,951)**
(Increase) decrease in liabilities				
Trade payables	(13,269)	43,811	(89,338)	47,183
Payroll and related charges	2,617	13,607	(1,816)	22,050
Taxes and contributions (current and long-term)	50,219	49,560	84,421	108,132
Decrease in restructuring liabilities	-	-	-	(11,062)
Other	2,047	(1,967)	12,104	4,351
	41,614	**105,011**	**5,371**	**170,654**
Net cash provided by operating activities	**211,014**	**313,268**	**388,115**	**441,377**
CASH FLOWS FROM INVESTMENT ACTIVITIES				
Purchases of property, plant and equipment	(16,548)	(22,735)	(48,416)	(37,685)
Advance for future capital increase in investees	(15,612)	-	(22,312)	(2,890)

Receipts from sale of investment and permanent assets	28	29	9,031	29
Net cash used in investment activities	**(32,132)**	**(22,706)**	**(61,697)**	**(40,546)**
CASH FLOWS FROM FINANCING ACTIVITIES:				
Loans and financings - foreign currency				
Receipts	372	828	372	13,978
Payments	(83,867)	(125,924)	(186,870)	(315,837)
Loans and financings - local currency				
Receipts	1,125	6,228	2,684	34,821
Payments	(24,820)	(101,755)	(35,374)	(126,094)
Payment of interest in shareholders' equity and dividends	(79,353)	(130,188)	(79,353)	(183,619)
Net cash used in financing activities	**(186,543)**	**(350,811)**	**(298,541)**	**(576,751)**
CASH FLOW GENERATED (USED) IN THE QUARTER / HALF	**(7,661)**	**(60,249)**	**27,877**	**(175,920)**

	2nd Quarter		1st Half	
	2006	**2005**	**2006**	**2005**
Increase (decrease) in cash and cash equivalents				
At beginning of the quarter / half	344,727	218,892	309,189	334,563
At end of the quarter / half	337,066	158,643	337,066	158,643
Change in cash and cash equivalents	**(7,661)**	**(60,249)**	**27,877**	**(175,920)**

(b) Statement of added value

This statement provides information as to how the Company allocates its income from operations: to employees, Government, third parties and shareholders. All information presented is taken from the accounting records, with reclassification of certain information contained in the traditional statement of income, which is considered as distribution of added value generated.

	2nd Quarter		1st Half	
	2006	2005	2006	2005
Revenues	974,092	992,248	1,832,382	2,094,298
Products and services sales	973,871	992,139	1,824,763	2,092,272
Reversal of allowance for doubtful accounts	-	667	373	563
Nonoperating	221	(558)	7,246	1,463
Consumables acquired	(642,101)	(688,972)	(1,232,701)	(1,356,611)
Raw Materials consumed	(425,207)	(426,546)	(826,746)	(962,964)
Material, power, outsourced services and others	(216,894)	(242,426)	(405,955)	(393,647)
Gross added value	331,991	323,276	599,681	737,687
Retentions				
Depreciation	(43,756)	(32,581)	(82,107)	(70,621)
Net added value produced by the Company	288,235	290,695	517,574	667,066
Transferred added value	31,214	175,116	128,563	193,305
Equity in the results of subsidiary and associated companies	4,321	16,128	5,640	19,267
Financial income, monetary variations and exchange gains	26,893	158,988	122,923	174,038
TOTAL ADDED VALUE TO BE DISTRIBUTED	319,449	465,811	646,137	860,371

	2nd Quarter				1st Half			
	2006	%	2005	%	2006	%	2005	%
EMPLOYEES								
Salaries, related charges and employee profit shares	52,077	16.30%	50,464	10.83%	102,870	15.92%	102,909	11.
Directors' fees	906	0.28%	967	0.21%	1,768	0.27%	2,144	0.
	52,983	16.58%	51,431	11.04%	104,638	16.19%	105,053	12.
TAXES								
Federal	102,450	32.07%	117,675	25.26%	182,725	28.28%	233,752	27.
State	15,382	4.82%	11,358	2.44%	23,298	3.61%	22,116	2.
Municipal	2.841	0.89%	2,593	0.56%	5,636	0.87%	5,063	0.
Less: Tax incentives	(61)	(0.02%)	(1,014)	(0.22%)	(125)	(0.02%)	(1,089)	(0.1
	120.612	37.76%	130,612	28.04%	211,534	32.74%	259,842	30.
INTEREST, MONETARY VARIATIONS AND EXCHANGE LOSSES	30.815	9.65%	94,245	20.23%	87,988	13.62%	127,652	14.
RENT	2.218	0.69%	1,104	0.24%	3,311	0.51%	2,449	0.
APPROPRIATION OF NET INCOME								
Retained earnings	112.821	35.32%	188,419	40.45%	238,666	36.94%	365,375	42.
	112.821	35.32%	188,419	40.45%	238,666	36.94%	365,375	42.
TOTAL DISTRIBUTION OF ADDED VALUE	319.449	100%	465,811	100%	646,137	100%	860,371	1

21 Subsequent Events

Offering by Mittal Steel to Arcelor

On June 25, 2006 the Management of Arcelor (Luxemburg), the parent company of Arcelor (Luxemburg), recommended acceptance of the revised proposal tendered by Mittal Steel Company N.V ("Mittal") to acquire the shares of its issue.

On July 26, 2006 Mittal announced the final results of its share acquisition offering, which expired on July 13, 2006. It obtained 91.88% and 91.97% of the total and voting capital in Arcelor respectively. Based on these results and as announced by Mittal on July 18, the minimum transaction conditions had been met and Mittal's offering was a success.

On August 01, 2006 the Brazilian Securities Commission issued a ruling (OFÍCIO/CVM/SRE/SEP/N° 99/2006) which decided that Mittal was not obliged to make a public acquisition offering on the shares held by the minority shareholders of Acesita S.A. as a result of the aforesaid transaction.

* * * * *

OPERATIONAL PERFORMANCE

SALES

Growing demand for silicon steels, whose production continued at full capacity.

Total sales in 2Q06 amounted to 195.8 thousand tons, up 8.6% and 25.1% from the volumes sold in 1Q06 and 2Q05, respectively.

Sales volumes increased in every market segment where Acesita does business although such improvements are basically attributed to adjustments in the product mix and shipment dates. Carbon/alloyed steel sales grew sharply by 25.9% and 79.4% against 1Q06 and 2Q05, respectively.

Export sales in 1H06 accounted for 27.9% of total sales. The share of stainless steel shipments to South America increased 7.0 percentage points when compared to 1H05 and 1H06 as a result of Acesita's strategy to expand its market share in this region.

Sales Volume Destination by Market
1H06


Export
Market
28%
Domestic
Market
72%

Sales Volume
('000 tons)


157
23
42
89
177
29
21
39
88
188
18
40
43
87
180
11
32
45
92
196
13
41
48
94
2Q05
3Q05
4Q05
1Q06
2Q06
Stainless Steel
Silicon Steel
Carbon/Alloyed Steel
Others

Domestic market

Acesita's total sales were 145.4 thousand tons to local customers in 2Q06 or 15.6% and 34.5% more when compared to the sales made in 1Q06 and 2Q05, respectively.

Domestic demand for silicon steels remained heated, confirming the appropriateness of Acesita's strategic decision to focus more on this segment and to expand its production capacity so as to keep up with the growing demand. Today, the Company caters to approximately 95% of the local market for silicon steels.

Export market

The upward trend observed in the international stainless steels market during the first quarter of the year held up in 2Q06. Demand from end consumers in Europe and the U.S. continued to rise while local production and distributor inventories remained low.

PRICES

Stainless steel base prices continued to climb since the beginning of 2006.

Base prices continued to climb after since the beginning of the year in the international market. However, as nickel quotations have reached record levels, the total price of stainless steel is still high for consumers, which may eventually inhibit further growth in demand and even prevent a full recovery of base prices.

The sharp increase in nickel quotations may lead to speculation by the distributors, intensifying the uncertainties around the future performance of the market.

ECONOMIC AND FINANCIAL PERFORMANCE

NET OPERATING REVENUE

Net operating revenue grew for the second consecutive quarter. Acesita reported net revenues of R$ 792.8 million in 2Q06, up 13.9% from 1Q06 but 2.4% down from the same period last year.

In the first half of 2006, the Company accumulated net revenues of R$ 1,488.7 million or 13.6% less than the sum reported in 1H05, when the stainless steels segment was going through a period of soaring prices.

In addition to the price hikes in the stainless steel market, another factor that contributed to Acesita's positive performance in 2Q06 was the growing demand for silicon steels, particularly for the oriented grain (OG) variety which has more value-added. The share of OG silicon steels represented 12.2% in total net revenue in the first half of 2006 compared to 5.9% in the same period of 2005.

Net Operating Revenue – R$ million


4Q
685.8
3Q
699.5
2Q
812.4
792.8
1Q
911.5
695.9
2005
2006


1,723.9
1,492.9
1,488.7
1H04
1H05
1H06

INDUSTRIAL COSTS

The nickel price hikes observed since the beginning of this year exerted an impact on the cost of goods sold (COGS) in 2Q06, which already include the higher prices paid for the alloy purchased during this period. Nickel, isolated represented the most expensive cost item for Acesita, accounted for 22.9% of its COGS in 2Q06. The latter totaled R$ 545.4 million in the second quarter, up 8.8% from the amount reported in 1Q06, and down 2.4% from the sum registered in 2Q05.

Although the higher nickel quotations are already reflected in the 2Q06

	COGS, their effect on Acesita's profitability is quite limited because most of the sales are made using an alloy-surcharge formula that allows the Company automatically to tag any nickel price variations onto the selling price of stainless steel products. Because of the gap in the time between the date when nickel is acquired and the date when stainless steel sales are billed, Acesita is covered by hedge operations on the London Metals Exchange, for the nickel held in stock, thus minimizing the effect of adverse price variations on its profit margins.


Distribution of COGS - 2Q06
Reductors 8.2%
Iron ore 5.2%
Others 20.7%
Power 3.8%
Fixed asset depreciation 7.4%
Indirect operating costs 11.6%
Labor 3.3%
Other alloys 39.8%
Nickel 22.9%

OPERATING CASH GENERATION - EBITDA	Gross profit totaled R$ 247.4 million in 2Q06, resulting in a profitability margin of 31.2%, up 3.2 percentage points from the margin obtained in the previous quarter. Gross profit in the first half of 2006 amounted to R$ 442.0 million, with a margin of 29.7%. Selling, general and administrative expenses showed no significant variation in 2Q06. The balance of Other Operating Expenses increased during this period due to the booking of an allowance for restructuring expenses in the amount of R$ 14.5 million. As a result of the Company performance and improved market conditions, EBITDA grew by 29% to R$ 205.7 million in 2Q06 when compared to the previous quarter. The EBITDA accumulated in the first semester totaled R$ 365.2 million, with a margin of 24.5%.



Ebitda (R$ million)
Quarterly
789.9
106.5
180.6
208.4
294.4
205.7
159.5
4Q
3Q
2Q
1Q
2005
2006



Ebitda Margin (%)
25.7%
25.8%
15.5%
22.9%
25.9%
2Q05
3Q05
4Q05
1Q06
2Q06

Conciliation of the Ebitda and the information set out in the Company's financial statements.

	Quarter ended		Half ended	
	30/06/06	30/06/05	30/06/06	30/06/05
Operating income	158.762	252.124	316.806	489.428
Financial income	7.464	(60.176)	(28.119)	(37.985)
Interests in subsidiaries and other investments	(4.321)	(16.128)	(5.640)	(19.267)
Depreciation, amortization and depletion	43.756	32.581	82.107	70.621
Ebitda	205.661	208.401	365.154	502.797

FINANCIAL RESULT	The net financial result in 2Q06 was an expense of R$ 5.4 million. This amount continued to shrink when compared to the previous quarters, thanks to Acesita's sustained efforts to reduce the balance of this account and its average debt cost. With regard to 1H06, net financial expenses totaled R$ 12.9 million, down 61.5% from the sum reported in 1H05. The effects of currency variations (0.36%) on debts denominated in foreign currency enable Acesita to record an accounting loss of R$ 2.0 million in 2Q06. The currency variations, in the first half of 2006, resulted in an accounting gain of R$ 41.0 million.

INDEBTEDNESS

Consolidated net debt shrank by 54.3% in the first six months of the year.	Acesita's consolidated net debt continued to shrink in 2Q06, following a trend initiated in 2002. The position at the end of June 2006 was R$ 196 million, down 19.3% from 03/31/06 and 54.3% from the position held at the end of FY 2005. The Company's financial leverage as measured by the net debt / EBITDA multiplier was 0.3x in 1H06, annualized. The exposure of its indebtedness to currency variations was 83.2% or US$ 225.4 million as at 06/30/06, with the Company's export sales providing a natural hedge against this kind of risk.

Consolidated Net Debt (R$ million)


2,239
1,600
934
429
196
2002
2003
2004
2005
Jun-06

CAPITAL EXPENDITURE

Acesita Serviços Campinas will allow the Company to offer services to local customers.	Capital investments amounted to R$ 16.5 million in 2Q06, totaling R$ 48.4 million in the first half of the year, which represents 21% of all the capital spending planned for FY 2006. The silicon steel capacity expansion project – where R$ 13.9 million have been invested since January – is the most important item of all the capital investments already made. The latter also include equipment maintenance, operational streamlining projects, and the acquisition of the assets of a service center at Campinas, São Paulo, that is now known as Acesita Serviços Campinas. The purchase made in early June of the assets belonging to the Service Center in Campinas (SP) along with other items required for the startup, absorbed capital investments in the order of R$ 17.2 million. The Service Center employs approximately 140 workers and it is capable of processing around 45 thousand tons of steel per year. Through this operation, Acesita took one more step towards the expansion of its distribution and value-added services in Brazil and Latin America, as envisaged in its strategic plan. With Acesita Serviços Campinas, the Company expects to offer more stainless steel cutting and surface finishing services, to become more cost effective in terms of logistics, and to achieve greater efficiency in catering to the consumer market in the Southeast region of Brazil.

CAPITAL MARKET

Acesita's preferred shares appreciated 27% in the last 12 months.

Acesita's preferred shares appreciated 4.8% in 2Q06 while the São Paulo Stock Exchange Index (Ibovespa) slipped 3.5% over the same period. If we consider the first six months of the year and the dividends paid, such shares increased 30.5% in value while the Ibovespa moved up by 9.5%.

There were altogether 11,053 transactions involving approximately 6.9 million preferred shares in 2Q06. The average daily trading financial volume at Bovespa reached R$ 4.2 million.

Acesita's shares were negotiated in 100% of the trading sessions held at Bovespa in the last 12 months, accounting for 6.9% of the number of transactions (3.3% of the financial volume), considering shares issued by steel companies.

STOCK MARKET PERFORMANCE – ACES4	
Average Daily Trading Volume 2Q06 (R$ thousand)	4,212
Average Daily Trading Volume 2Q06 (shares)	114,074
Closing Price -Jun/06	36.67
Closing Price - Mar06	34.99
Closing Price - Dec/05	29.19
Closing Price - Sep/05	35.50
Closing Price - Jun/05	28.90
Stock Performance - 2Q06	4.80%
Stock Performance - 12 months	26.89%
Ibovespa Performance - 2Q06	-3.48%
Ibovespa Performance - 12 months	46.22%



Acesita PN X Ibovespa
(IBF 06/30/05 =100)
180
160
140
120
100
80
60
40
20
+27%
30-Jun-05
30-Jul-05
30-Aug-05
30-Sep-05
30-Oct-05
30-Nov-05
30-Dec-05
30-Jan-06
28-Feb-06
30-Mar-06
30-Apr-06
30-May-06
30-Jun-06
PN
IBOVESPA

OUTLOOK

The stainless steels market is showing signs of a steady recovery in the next quarter. Likewise, the local market for electrical/silicon steels seems to be poised for further growth.

On the other hand, nickel, a supply of paramount importance for the production of stainless steels, has registered record highs. This state of affairs remained unchanged during July and the future behavior of nickel quotations is still uncertain. This factor may affect the stainless steels market because the alloy surcharge tagged onto the price of stainless steel products could eventually inhibit demand from end consumers. Furthermore, it may lead distributors to stock stainless steel for speculative purposes.

Acesita will stick to the policy of boosting the sale of ferritic stainless steel series, which do not include nickel in their composition, by helping customers to develop applications for this specific product.